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                               FILED BY BE FREE, INC. PURSUANT TO RULE 425 UNDER
                                     THE SECURITIES ACT OF 1933 AND DEEMED FILED
                                       PURSUANT TO RULE 14A-12 OF THE SECURITIES
                                                            EXCHANGE ACT OF 1934

                                                  SUBJECT COMPANY: BE FREE, INC.
                                                   COMMISSION FILE NO. 000-27271

                                                                   BE FREE, INC.
                                                     Moderator: Gordon Hoffstein
                                                           05-08-02/10:30 am EST


                                  BE FREE, INC.

                           Moderator: Gordon Hoffstein
                                   May 8, 2002
                                  10:30 am EST

Operator:               Good day and welcome, everyone, to this Be Free First
                        Quarter 2002 Earnings conference call. Today's call is being recorded.

                        With us today from the company is the President, Chief Executive Officer and Chairman of the Board, Mr. Gordon Hoffstein, and the Chief Financial Officer, Mr. Stephen Joseph.

                        At this time I'd like to turn the call over to Gordon Hoffstein. Please go ahead, sir.

Gordon Hoffstein:       Thank you. Welcome to Be Free's First Quarter 2002
                        conference call and thank you for your interest and support.

                        Before I continue, I'd like to ask Steve Joseph to read the Safe Harbor statement and a related statement regarding Regulation FD. Stephen?

Stephen Joseph:         Thanks, Gordon. Statements made on this conference call
                        may be considered forward-looking statements under the Safe Harbor Provision of the Private Securities
                        Litigation Reform Act of 1995. These include statements about many aspects of our expected future financial performance including our future revenue, operating profits and losses, the size of our customer base, the number of new customer implementations and signings, the number of existing customers terminating service, our gross margins, operating expenses, non-cash charges, capital expenditures, cash balances, cash flows and accounts receivable as well as statements regarding the proposed merger of Be Free and ValueClick, the expected timetable for completing the merger, benefits and synergies of the merger, future opportunities for

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                        the combined companies as well as our view of future
                        market conditions, opportunities and plans.

                        Such statements are based on management's current expectations, hopes and beliefs and, therefore, are subject to a number of risks and uncertainties. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important risk factors including those listed in the company's Form 10-K for the year ended December 31, 2001, the ValueClick/Be Free Joint Proxy Statement/Prospectus dated April 15, 2002, as well as other reports filed from time to time with the Securities and Exchange Commission. We disclaim any obligation to update forward-looking statements.

                        It's our policy that any material comments concerning future results of operations will be communicated exclusively through preannounced conference calls such as this, press releases or other means that will constitute public disclosure for purposes of Regulation FD. A replay of this call will be available for one week following the filing of a transcript with the SEC under Regulation MA.

Gordon Hoffstein:       Thank you, Steve. Be Free turned in a solid performance
                        in the first quarter of 2002 and took a critical step to significantly improving our industry position and shareholder value. Let me highlight some of our achievements.

                        As a result of the continued success of our cost containment programs, we exceeded our bottom line expectations. We strengthened the quality of our customer base with the addition of industry leading companies in the US and Europe. We continued a low cash burn rate.

                        And most significantly, we took a major step to gain product diversity and achieve critical scale through a proposed merger with ValueClick, an industry leader with a solid track record of growth through acquisition. We are extremely excited about these achievements as we enter a new era for Be Free.

                        In today's call I will expand on our first quarter performance and discuss our proposed merger with ValueClick. I will then turn the call over to Steve so that he can review our financial results and expectations in greater detail.

                        This quarter's bottom line performance exceeded our expectations of a loss of between three cents and four cents per share excluding non-cash and nonrecurring charges. In fact, the first quarter loss was two cents per share compared with ten cents per share for the first quarter of last year and two cents per share in the fourth quarter of 2001.

                        Our first quarter revenue was $5.2 million, within our expectations for the period.



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                        Excluding non-cash and nonrecurring charges, we reduced
                        total quarterly expenses by $6.5 million or 46% as compared with the first quarter of 2001 and by $1 million or 11% as compared with the fourth quarter of 2001.

                        Our cash burn was only $2.1 million in the first quarter. This included $1.5 million from operations and $600,000 of costs associated with our proposed merger with ValueClick.

                        At the end of the quarter we had $131 million in cash and marketable securities.

                        Average quarterly revenue per customer grew 28% to $21,846 from the first quarter of 2001 and declined 16% from the fourth quarter of 2001. The decline in average revenue per customer from last year's fourth quarter to this year's first quarter primarily reflects the strong seasonal impact of the fourth quarter holiday buying season.

                        During the first quarter we started to see the reemergence of positive market indicators. Although it's too early to say that our market has turned around, we feel that it is no longer in steep decline. For example, 18 new customers went live with our services in the first quarter.

                        The quality of these new customers was very high and reflects our strategy of targeting industry leading companies. They included Brookstone, Eddie Bauer, Experian Automotive and Upromise in the United States. In Europe we added Global Name Registry and Time-Life Germany.

                        During Q1 we also lost 27 customers, down from 72 customer losses in the first quarter of 2001 and 39 losses in the fourth quarter of 2001. This is the fourth consecutive quarter that the number of customer losses has declined. And this number is significantly less than we had expected.

                        Our net customer count was 240 at the end of the first quarter 2002 compared with 317 at the end of the first quarter 2001 and 249 at the end of the fourth quarter of 2001.

                        Customer signings, an indicator of future revenue performance, remains constant with 20 signings in the first quarter of 2002 compared with 20 in the fourth quarter of 2001. This number was in line with our expectations for the quarter.

                        By far the most significant event of the quarter was the signing of a definitive merger agreement between Be Free and ValueClick, a leading global provider of digital marketing solutions for advertisers


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                        and web publishers. The merger agreement has been
                        approved by the boards of both companies and has also received all necessary regulatory approvals.

                        The merger is subject to approval by Be Free and ValueClick shareholders at the companies' annual meetings currently scheduled for May 22 and May 23, respectively. Assuming that approval is obtained, we anticipate closing the merger shortly after the shareholder meetings. When the merger is complete, Be Free shareholders will own approximately 45% of the combined company's outstanding shares.

                        As we stated before, our vision is to build a marketing platform that allows companies to choose one source for a wide range of digital marketing solutions to gain high quality customers cost effectively. Be Free's product offering currently includes affiliate marketing and site personalization services.

                        In addition to these services, the combined company will offer real-time third party and publisher ad serving, CPM, CPC and CPA advertising, agency management software, custom media solutions and customer retention and customer acquisiton email technology and services. So as you can see, the Be Free/ValueClick merger fulfills our marketing platform vision.

                        We now will gain the critical mass to help compete successfully in the digital marketing arena. Upon closing, we believe the combined company will have the financial strength of more than $270 million in cash and marketable securities and pro forma revenue of $83 million in 2002. This is in line with ValueClick's 2002 revenue guidance of $60 million and Be Free's 2002 revenue guidance of $23 million.

                        We expect the new company's combined resources -- cash, technology, product and geographic diversity, human talent, expanded customer base and broadened investor pool will form a world-class organization. We believe the new company structure will create greater synergies and cost efficiencies needed to reach profitability by the fourth quarter of 2002 and deliver increased shareholder value.

                        I would now like to turn the call over to Steve.

Stephen Joseph:         Thank you, Gordon. I'll start by spending a bit of time
                        on the first quarter's numbers and then move to more details on Be Free's forecasted operating plan.

                        Our revenue in the first quarter was $5,243,000 compared to $5,422,000 in the year ago quarter and $6,467,000 last quarter. You may recall that last quarter we recorded approximately $499,000 of additional revenue due to the implementation of a new, automated


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                        billing system. Without that one-time event, the company
                        would have recorded revenue of $5,968,000 in the fourth quarter.

                        We ended the first quarter of 2001 with 240 customers. That's a decrease of nine as compared to the end of the fourth quarter. We had 27 customer terminations partially offset by 18 new customer implementations.

                        As Gordon mentioned, during the first quarter we signed 20 new customers, the same as last quarter. Our backlog now stands at 16 customers who have signed contracts and are preparing to implement Be Free services.

                        Revenue continues to be driven by brick and mortar businesses moving online and by large, well-established dot-com customers. Combined, these businesses represented approximately two thirds of the first quarter's revenue.

                        Moving to the other details of our financial results for the first quarter, network costs, which represent our direct costs of revenue, equaled $986,000, as expected, a slight increase over last quarter but a decrease of more than 30% as compared to the year ago quarter.

                        The increased network costs combined with decreased revenues resulted in a drop of gross margin down to 81% as compared to 85% last quarter. However, the 81% did represent an improvement from the year ago quarter's 74% gross margin.

                        Excluding non-cash and nonrecurring charges, our other operating expenses equaled $6.7 million in the first quarter. That's a decline of $1 million from last quarter and over $6 million from the year ago quarter. That $1 million quarter-over-quarter savings resulted almost exclusively from reduced G&A costs.

                        Equity related compensation expenses equaled $427,000 during the first quarter.

                        The amortization of intangible assets equaled $634,000 during the quarter.

                        Now turning to the bottom line, even with reduced revenues, the net loss for the first quarter of 2002 continued to fall and is now at the lowest level that we've ever reported as a public company. The quarter's net loss fell to 4 cents per share compared with a net loss of $1.94 per share in the year ago quarter and a net loss of 6 cents per share in the fourth quarter of last year.



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                        The year ago quarter did include non-cash charges for
                        the impairment to the carrying value of certain intangible assets. That one-time charge equated to $1.60 of that quarter's $1.94 cent loss.

                        Excluding all non-cash and nonrecurring charges, the net loss for the first quarter of 2002 was two cents per share compared with a net loss of ten cents per share in the year ago quarter and an net loss of two cents per share in the fourth quarter of 2001.

                        Looking now at the most important balance sheet metrics, total cash and marketable securities stood at $131 million at the end of the first quarter compared to $133 million at the end of last quarter.

                        We had a cash burn of $2.1 million during the first quarter. Approximately $1.5 million was spent on ongoing operations and approximately $600,000 was spent in conjunction with the proposed ValueClick merger.

                        At the end of the fourth quarter, accounts receivable, net of allowances, were $1,782,000 and represented 31 days sales outstanding, well below our target 50 day level. The quarter's DSO was extraordinarily low primarily as the result of the timing of invoices during the quarter. At the end of the fourth quarter our DSO was 42 days.

                        Finally, our headcount equated to 156 at the end of the first quarter, a decrease from 165 at the end of the fourth quarter.

                        I'd like to spend some time now to look forward to our anticipated results for the remainder of 2002. Please keep in mind that this guidance is based on today's business conditions and industry trends. A number of risk factors, including those listed in our Form 10-K for the year ended December 31, 2001 could cause our actual results to differ materially from these forward-looking statements. Further, we disclaim any obligation to update these estimates.

                        This guidance is based on our anticipated results for Be Free as a standalone company. The guidance does not take into consideration any synergies, cost efficiencies or risks which may result from the proposed merger of Be Free and ValueClick.

                        Now as Gordon has mentioned, we observed positive market indicators in the first quarter. However, we believe that it is far too early to assume that the marketplace for Be Free's services in improving significantly or that growth will soon return to the levels that we recorded in 2001 and before.

                        We consider customer signings as the primary forward indicator of future revenue growth, and as we stated, customer signings firmed and remained level during the first quarter. That level appears to be


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                        holding midway now through the second quarter. Further,
                        we're optimistic about the quality of customers that contracted for Be Free's services during the first quarter.

                        We continue to believe that we will not add enough new customers over the next two quarters to offset customer losses, which do continue. We are now anticipating that our overall customer count may decline to the 225 customer level, an improvement over the level anticipated in our last earnings call.

                        With all of these factors in mind, we continue to believe that revenue will slowly improve through the remainder of 2002 and that revenue for the full year will be flat to only slightly ahead of 2001's $23 million level.

                        Turning to our cost and expense outlook, we anticipate that we be able to maintain the low costs of the first quarter throughout the remainder of 2002. We believe that achieving these revenue and expense levels will result in a net loss before non-cash items of two to three cents in the second quarter and six to ten cents for all of 2002.

                        Taking a quick look now at those non-cash items, we anticipate that through the end of 2002 equity related compensation charges will continue at approximately 400 to $450,000 per quarter and that intangible asset amortization will continue at $634,000 per quarter.

                        We estimate that per share calculations will be based on a weighted average number of shares outstanding of approximately 65 million shares in the second quarter. And as restricted shares vest, that weighted average number of shares will increase by approximately 400,000 shares in the third quarter and by 300,000 shares in the fourth quarter.

                        Looking to our balance sheet expectations, we anticipate a cash burn from operations of between 1 and $3 million in the second quarter and less than $8 million for the full year of 2002. We anticipate only minor capital expenditures throughout the year of 2002. And our cash balance should be $125 million or greater by the end of the year.

                        We believe that our accounts receivable DSO will remain at or below our target 50 day level.

                        We have no current plans to obtain any material additional debt.

                        And now I'll turn things back to Gordon to conclude our presentation.

Gordon Hoffstein:       Thank you, Steve. I'd like to thank Be Free shareholders
                        for their ongoing support. And I'm extremely grateful to our Be Free



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                        employees who have delivered exceptional results during
                        a difficult market environment.

                        Looking ahead, after the completion of our merger with ValueClick, our goals will be clear. We need to effectively integrate the operations of the two companies, drive towards and continue to build profitability, grow revenues by aggressively selling a robust set of marketing services and deliver increased shareholder value.

                        I would now like to open the call to any questions.

Operator:               Thank you, sir. If you'd like to ask a question on
                        today's call, you may do so by pressing star, 1 on your touchtone telephone.

                        Again, that is star, 1 to ask a question. We'll pause a moment to assemble our roster.

                        Once again, that is star, 1 to ask a question.

                        We'll take our first question from Catherine Watters.

Catherine Watters:      Thanks very much. If you guys could provide a bit more
                        color on what you're seeing in terms of the merger right now, are you able to - have you been able to cross-sell products into your existing customer base and if you could talk about duplication of the customer bases right now?

Gordon Hoffstein:       Hi, Cathy, this is Gordon.

Catherine Watters:      Hi.

Gordon Hoffstein:       There isn't a lot of duplication between the customer
                        bases. We've reviewed them both. There are some duplicates. I think Citigroup is one of those customers that falls in the middle. And there's a few others. But what we're finding is that we both bring a set of customers to the table that we can mine.

                        We had our first sales and marketing meeting on this exact topic just two weeks ago. And there are plans in place with some follow-up items. And it appears that, yes, there will be some cross-selling, a tremendous amount of cross-selling as a matter of fact, between the companies.

                        We haven't seen a huge amount to date. We've just been doing a little bit of it. But we've already closed a couple of customers of Be Free and vice versa I think ValueClick has closed a couple customers. We expect that to be much more as we really dig in and formalize it.



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                        Additionally, your other question was - let's see, you
                        asked about the cross-selling...

Catherine Watters:      And just it sounds like in terms of timing it sounds
                        like the deal should be, if everything goes as planned, by the end of this month?

Gordon Hoffstein:       I think everything should be as planned. As you know,
                        we've received board approval, HSR clearance, the S-4 was declared effective. We're in the process of soliciting shares. We expect a final tally on May 22 for Be Free and 23 for ValueClick. And the votes can be changed, you know, right up to the day of the meeting.
                        But it's fair to say thus far the votes have been overwhelmingly -- and I underline overwhelmingly -- in favor of the merger as far as the Be Free side.

Catherine Watters:      Great. And if you could just provide a bit more color on
                        your feeling that the market does seem to be improving, is this just from talking with customers in terms of customer signings being flat here and ((inaudible))?

Gordon Hoffstein:       Sure. I think there's a few anecdotal signs that we see
                        the market as improving. First of all, the customer signups, it's been a little easier this quarter certainly than it was last quarter. It got much easier towards the end of last quarter.

                        That means the sales cycle is starting to shorten a little bit. Not back to what it was two years ago, but people are actually signing contracts now where in the fourth quarter, the third quarter it seemed like everyone was very hesitant to sign anything.

                        We're also seeing customers stepping up their spending. So if we're having an affiliate program going with us, they're adding OPM services or check writing or perhaps BSELECT. We're seeing a lot of that where current customers are adding other products.

                        And just in general there seems to be more activity and people more willing to discuss their budgets and what they have going forward. So we're not seeing - we're not saying that everything is getting better. We're just saying we're seeing some of the clouds starting to go away and a little sun shining through.

                        The terminations have decreased for four quarters in a row. We hope that will continue this quarter. The signings are remaining pretty constant. And our backlog is actually growing, so just some anecdotal signs that things are getting a little better.

Catherine Watters:      And finally, just a couple housekeeping items, if you
                        can just review the number of customers who have exceeded their minimum and the time it's taken to get above that minimum?



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Gordon Hoffstein:       I'm going to let Steve handle that, Cathy.

Stephen Joseph:         Hi, Cathy. The number of times has - the number of
                        months has dropped slightly. It's just below seven months.

                        And the number of customer cresting minimums this quarter was 67% of the total customer base. And, Cathy, I believe actually you may have asked me that same question last quarter. And I believe I misspoke. I believe I told you in the fourth quarter that 51% of our customers had crested their minimum. In fact, the correct number for last quarter was 61%. And that is now up to 67% at this quarter.

Catherine Watters:      Great, thanks very much.

Stephen Joseph:         You're very welcome.

Gordon Hoffstein:       Thank you.

Operator:               Once again, that is star, 1 to ask a question.

                        We'll take our next question from David Levy with ING.

David Levy:             Hi, thanks. Can you talk about the ability of and the -
                        the potential and the ability of the company to buy back stock before and/or after the closing of the deal?
                        Thanks.

Gordon Hoffstein:       Hi, David. Be Free does not currently have a stock
                        buyback in place.

David Levy:             Can you talk about the legalities of doing it before or
                        after? Or is there just no comment on that now?

Gordon Hoffstein:       Really no comment at this point.

David Levy:             Okay, thanks.

Gordon Hoffstein:       Okay.

Operator:               Once again, if you'd like to ask a question on today's
                        call, you may do so by pressing star, 1 on your touchtone telephone. Again, that is star, 1 to ask a question.

                        Mr. Hoffstein, there appears to be no further questions. At this time I'd like to turn the call back over you, sir.

Gordon Hoffstein:       Thank you, operator. Again, I'd just like to thank Be
                        Free's shareholders for their ongoing support. And I'm very grateful the Be Free employees have delivered such great results during this difficult market time.



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                        Thank you very much. Everyone, have a great day.

Operator:               This does conclude today's conference call. At this time
                        you may disconnect.


                              SAFE HARBOR STATEMENT

     Statements in this transcript regarding the proposed transaction between ValueClick and Be Free, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, and any other statements about ValueClick and Be Free management's future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to consummate the transaction, the inability of ValueClick to successfully integrate Be Free's operations and employees, the inability to realize anticipated synergies and cost savings, the inability to realize anticipated revenues and the other factors described under the headings "Risk Factors" and "Factors That May Affect Future Results," respectively, in ValueClick's and Be Free's Annual Reports on Form 10-K for the year ended December 31, 2001, and "Risk Factors" in the Joint Proxy Statement/Prospectus dated April 15, 2002, which descriptions are incorporated by reference into this transcript of the Be Free earnings conference call. ValueClick and Be Free disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this transcript.

                   IMPORTANT ADDITIONAL INFORMATION ABOUT THE
              VALUECLICK/BE FREE MERGER HAS BEEN FILED WITH THE SEC

     ValueClick has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction, and ValueClick and Be Free have filed with the SEC and mailed to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about ValueClick, Be Free, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully.

     ValueClick and Be Free, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from ValueClick's or Be Free's stockholders in connection with the transaction. A list of the names of ValueClick's directors and executive officers and descriptions of their interests in ValueClick and a list of the names of Be Free's directors and executive officers and descriptions of their interests in Be Free is contained in the Joint Proxy Statement/Prospectus dated April 15, 2002, which document is filed with the SEC. Investors and security holders of ValueClick and Be Free may obtain additional information regarding the interests of the foregoing people by reading the Registration Statement and the Joint Proxy Statement/Prospectus.


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     In addition to the Registration Statement and the Joint Proxy
Statement/Prospectus, ValueClick and Be Free file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by ValueClick and Be Free at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 800/SEC-0330 for further information about the public reference room. Investors and security holders may obtain free copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus from ValueClick or Be Free by contacting the Investor Relations department at either company.

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